Michael Best & Friedrich LLP
April 25, 2007
VIA EDGAR AND FEDERAL EXPRESS
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 6010
Attn: Perry Hindin, Special Counsel

Re:	TomoTherapy Incorporated Amendment No. 4 to Registration Statement on Form S-1 File No. 333-140600
Dear Mr. Hindin:
On behalf of our client, TomoTherapy Incorporated, a Wisconsin corporation (the “Company”), set forth below are the Company’s responses to the comments of the staff (“Staff”) of the Securities and Exchange Commission (“SEC”), dated April 25, 2007, concerning the above-referenced document and the Company’s initial public offering of securities. For your convenience, the responses by the Company appear in bold and follow the applicable SEC comment. In addition to the responses below, the Company has filed today Amendment No. 4 to its Registration Statement on Form S-1 referenced above (“Amendment No. 4) to address the Staff’s comments. References herein to page numbers are to the pages of Amendment No. 4, unless otherwise indicated.
Prospectus Summary, page 1
1.	We note your response to our prior comment 1 regarding your Recent Developments disclosure. We reissue the comment. Please disclose a balanced discussion of your estimated first quarter performance in the summary and MD&A. In addition to discussing revenue and backlog data for the first quarter, you should provide investors with a meaningful discussion of your estimated income for the first quarter or such other information that will enable investors to properly evaluate your preliminary estimates of revenue and backlog.
The Company has revised the Summary — Recent Developments on page 4 of Amendment No. 4 and MD&A on page 43 of Amendment No. 4 to include estimated gross margins and operating income for the first quarter of 2007.
Dilution, page 30
2.	We note your response to our prior comment 3. Please revise the table at the bottom of page 31 to show effect to the “exercise of all vested stock options and warrants outstanding as of December 31, 2007 [sic]” as described in the paragraph preceding the table on page 31 and modify the paragraph following such table accordingly.
The Company has revised the table on page 31 of Amendment No. 4 to show the effect of the exercise of all stock options and warrants outstanding on as of December 31, 2006 and modified the paragraph following such table accordingly.

United States Securities and Exchange Commission
Division of Corporation Finance
April 24, 2007

     Report of Independent Registered Public Accounting Firm, page F-2
3.	Please refer to prior comment 15 from our letter dated April 18, 2007. We re-issue this comment in its entirety.

The Company acknowledges the Staff’s comment and advises the Staff that the Company’s independent registered public accounting firm will remove the language included in the audit report and consent that references the completion of the stock split in a subsequent pre-effective amendment to the Registration Statement and will issue a signed and unrestricted opinion prior to the Registration being declared effective.
     Note F. Stock Options, page F-24
4.	Please refer to prior comments 16-22 from our April 18, 2007 letter and our oral comments issued on April 23, 2007. Please address the following comments related to your December 31, 2006 valuation for your common stock:
•	Please provide to us the range of values suggested for the two alternatives (IPO vs. merger/sale) from each firm (Merrill Lynch, RW Baird, Piper Jaffray) and the ranges for each alternative developed by Virchow Kraus) Valuation LLC.

•	Please provide to us the weightings that were applied to each of the above values.

•	To the extent necessary, please also provide an explanation of the methodology used to determine the weightings.
The following table sets forth the range of valuations for both the public offering and merger or sale scenarios provided by each of the investment banks and as determined by Virchow Krause:
     Public Offering Scenario

				Weight Attributed
				to Each Blended
	High Valuation	Low Valuation	Blended Valuation	Valuation
Virchow Krause	$863,000,000	$122,000,000	$410,000,000	30%
Baird	927,000,000	102,000,000	403,000,000	25%
Piper Jaffray	791,000,000	104,000,000	483,000,000	25%
Merrill Lynch	860,000,000	360,000,000	526,000,000	20%

		Weighted Average	$449,700,000
		Mean	455,500,000
		Median	446,500,000
     Merger or Sale Scenario

				Weight Attributed
				to Each Blended
	High Valuation	Low Valuation	Blended Valuation	Valuation
Virchow Krause	$747,935,000	$164,441,000	$410,000,000	35%
Baird	913,000,000	120,000,000	420,000,000	25%
Piper Jaffray	559,000,000	368,000,000	462,000,000	25%
Merrill Lynch	760,000,000	550,000,000	603,000,000	15%

		Weighted Average	$454,450,000
		Mean	473,750,000
		Median	441,000,000
Each of the four valuations set forth in the tables above used the market approach, relying on a combination of revenue, earnings and cash flow multiples of publicly-traded guideline companies and comparable transaction multiples, in each case, applied to the projected revenues, earnings or cash flow of the Company. The ranges set forth in the tables represent the highest and lowest valuations resulting from the application of these multiples by each bank to the projected revenues, earnings and cash flow of the Company. The application of these multiples also resulted in other valuations between the high and low valuations set forth above. Virchow Krause derived the blended valuation of the market multiples of each bank by relying most heavily upon the forecasted earnings and cash flow multiples, with less emphasis on valuations derived from revenue multiples. Virchow Krause adopted this approach based on its judgment that the value to an investor of the Company based on its current stage of development was best reflected by attributing greater weighting to earnings and cash flow. Virchow Krause applied the same methodology to the determination of its own blended valuation. The resulting estimates of value ranged from $403 million to $526 million for the public offering scenario and $410 million to $603 million for the merger or sale scenario.
In accordance with the AICPA Practice Aid titled “Valuation of Privately-Held-Company Equity Securities Issued as Compensation”, in determining its overall valuation of the Company, Virchow Krause applied different weightings to the blended valuations. It applied a higher weighting to those valuations that were clustered together (Baird, Piper Jaffray and its own valuation) based on the statistical significance of such clustering. Virchow Krause also applied additional weighting to its own valuation based on the fact that it had access to significantly more Company data in preparing its valuation than the investment banks did. This resulted in a greater level of comfort with its own valuation. The investment banks, conversely, were given less access to Company data on which to base their valuations. In addition, the investment banks prepared their valuations with a specific view to being selected as underwriters for the Company’s IPO rather than as independent third party valuations. The valuation by Merrill Lynch was outside the cluster of the other valuations and was therefore attributed a lower weighting.
As noted in the table above, the median of the four weighted average valuations under the public offering scenario was $447 million and the mean was $456 million. The median of the four weighted average valuations under the merger or sale scenario was $441 million and the mean was $474 million. The resulting overall weighted average valuation (after rounding) was $450 million.
5.	Further to the above, we note from your response to these comments that you are restating the financial statements to value the stock options issued at December 7, 2007 utilizing the December 31, 2006 valuation of $8.40 per share. Please provide to us your proposed disclosures relating to this restatement.

The Company advises the Staff that it does not believe valuing the December 7, 2006 stock option grants utilizing the December 31, 2006 valuation of $8.40 per share requires a restatement of its 2006 financial statements. Due to only 24 days of vesting, the additional compensation expense in 2006 would be approximately $42,000 which the Company does not believe is material to its 2006 financial statements. Net income in 2006 was $12.8 million. In addition, the Company has considered whether the revised footnote disclosure of the intrinsic value and amount of unrecognized compensation expense specifically related to the December 7 stock options would be material. The Company does not believe revising the footnote disclosure would be material for the following reasons: 1) the Company has already disclosed the total intrinsic value of all options outstanding and exercisable at December 31, 2006 utilizing the fair value as of December 31, 2006, and 2) due to the four year vesting of the December 7 options, the impact of the additional fair value on future expense recognition is also believed to be immaterial. The non-tax effected expense to be recognized in 2007, 2008, 2009 and 2010 based on increasing the value per share to $8.40 at December 7, 2006 is $658,000, $658,000, $658,000 and $615,000, respectively. This determination of materiality to future periods is based on the effect of the additional expense recognition on the Company’s financial projections which is less than 5% of net income for any period.

The Company directs the Staff’s attention to the revised disclosure on pages 39, 52, 84, 87 and F-25 of Amendment No. 4.
Any comments or questions regarding the foregoing should be directed to the undersigned at (414) 225-2752 or Marcia Y. Lucas at (414) 270-2739. Thank you in advance for your cooperation in connection with this matter.
Sincerely,
Michael Best & Friedrich LLP

/s/ Geoffrey R. Morgan

Geoffrey R. Morgan